

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 14, 2007

Mr. Richard M. Whiting
President and Chief Executive Officer
Patriot Coal Corporation
701 Market Street
St. Louis, Missouri 63101

Re: Patriot Coal Corporation
Registration Statement on Form 10
Filed May 14, 2007
File No. 1-33466

Dear Mr. Whiting:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that if a revision or additional disclosure in connection with our current review of Peabody Energy Corporation's Form 10-K for the year ended December 31, 2006 is required, we would also expect a concurrent change be made in Patriot Coal Corporation's financial statements and related disclosures, to the extent applicable. Please monitor your need to make conforming changes to your documents.

Mr. Richard M. Whiting
Patriot Coal Corporation
June 14, 2007

2.   Please continue to monitor the need to update your financial statements.

3.   References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

4.   You will expedite the review process if you provide complete responses and address each portion of every numbered comment that appears in this letter. If disclosure has changed, indicate precisely where in the marked version of the amended or revised document we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in one area of the document, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make similar revisions elsewhere as appropriate.

5.   We will need time to review all new disclosure, including all the exhibits. You can expedite the review process by filing all such documents promptly. In addition please file the employment agreement for each executive officer. With regard to the Separation Agreement, clarify at page 97 and elsewhere whether the conditions you cite are subject to waiver. We may have additional comments.

6.   Throughout the filing, you include industry data and forecasts obtained from industry publications and surveys. With respect to any third-party statements, please provide us with supplemental support. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in the filing.

7.   Similarly, provide us with independent support for your assertions regarding Peabody's status as "the industry's leading company" and "the U.S. coal industry's most successful coal company," and explain in context what leading and most successful mean for this purpose. Provide market share information for all claims of leading status. Support the assertion at page 2 that your reserves are within "a 500 mile radius of the majority of U.S. electricity generating plants and steel producers." Provide the basis for your claim at page 3 that "a number of these operators are likely to consider monetizing their holdings." Clarify whether the "estimated 240 years of supply" referenced at page 55 is a worldwide or United States estimate. We may have additional comments.

Mr. Richard M. Whiting
Patriot Coal Corporation
June 14, 2007

Risk Factors

General

8.   Revise this section generally to eliminate language that mitigates the risk you
      present. Examples include many of the sentences or clauses that precede or follow
      "however," "although" and "while," as well as much of the first paragraph of the
      risk factor captioned "As our coal supply agreements expire, our revenues and
      profits could suffer." Similarly, rather than indicate that you cannot assure or be
      certain about an outcome, revise to state the risk plainly and directly.

9.   You should discuss all material risks that apply to your company in particular.
      However, you include 16 pages of risk factors. All risk factors should be brief and
      concise, generally consisting of only one or two short paragraphs. Identify the risk,
      include a cross-reference to more detailed disclosure elsewhere if appropriate, and
      eliminate all excess detail, such as appears in the lengthy risk factor captioned "Our
      corporate governance documents" at page 24. Similarly, the bullet point list at page
      17 includes items that you already discuss as separate risk factors, including the
      "shortage of skilled labor and qualified managers" that appears earlier on the same
      page.

"The agreements that we have entered into or will enter into with Peabody may involve,
or may appear to involve, conflicts of interest," page 12

10.   Revise this risk factor to state plainly the risk to investors due to the fact that the
      terms of the spin-off, including its financial terms, were determined by persons who
      at the time were employees of Peabody. Revise the last sentence of this risk factor
      to clarify that these persons did have a conflict of interest.

Risk Factors Relating to Our Business

"Our future success depends upon our ability to develop our existing coal reserves…,"
page 18

11.   In the last sentence of this risk factor you state that from time to time you have
      experienced litigation with lessors of your coal properties and royalty holders.
      Please expand this statement to discuss, if necessary, the risk to investors from this
      litigation. Consider a separate risk factor, if appropriate.

"Acquisitions that we may undertake involve a number of inherent risks…," page 23

12.   This risk factor could apply to any company in your industry. Please revise this and
      other generic risks, including "The payment of dividends" at page 25, to explain
      how each specifically relates to you or your operations, or eliminate the risk factor.
      For example, if accurate, discuss whether your operations have been harmed in the

Mr. Richard M. Whiting
Patriot Coal Corporation
June 14, 2007

past due to unsuccessful integration of other companies, businesses or properties
that you have acquired.

The Spin-Off, page 27

General

13. Briefly explain how the financial terms of the spin-off were determined.

Material U.S. Federal Income Tax Consequences of the Spin-Off, page 29

14. Make clear that you summarize the "material" tax consequences, instead of only
"certain" tax consequences. Also eliminate the statement that stockholders "should
consult" with advisors, a course of action you instead may recommend.

15. Once you receive the Ernst & Young opinion, revise to make clear which portions
of the disclosure constitute its opinion. In the meantime, if you have not yet
received an opinion or form of opinion from E&Y, it appears inappropriate to refer
to an opinion you "expect" to receive and to base disclosure on the "opinion
Peabody expects to receive." Please revise accordingly.

Unaudited Pro Forma Combined Statement of Operations, page 35

16. We note other areas of your document including your capitalization table and
MD&A that provide disclosure of amounts on a pro forma basis. To the extent
applicable, please monitor your requirement to make conforming changes to your
document.

17. Please revise the pro forma adjustments to assume that the spin-off occurred as of
the beginning of the fiscal year presented and are carried forward through the
interim period presented. See Rule 11-02(b)(6) of Regulation S-X.

18. Please present the number of shares used to compute earnings per share data on
the face of the pro forma statement. Refer to Rule 11-02(b)(7) of Regulation S-X.

19. Please remove your non-GAAP measure "Adjusted EBITDA" from the face of
the pro forma financial information. Please refer to Item 10(e)(1)(ii)(D) for
guidance.

Notes to Unaudited Pro Forma Combined Financial Statements, page 37

Note (a)

20. Related to adjustment (a), please tell us how the adjustment of revenues related to
the re-pricing of a coal supply agreement complies with Rule 11-02(b)(6) of

Regulation S-X. In this regard, tell us how the adjustment is factually supportable and directly attributable to the transaction. It appears you are making an adjustment to the historical financial results of the registrant.

Note (b)

21.   Please tell us if the "agreement" to pay certain of Patriot's retiree healthcare liabilities is supported by a contractual agreement.

22.   Please tell us why you believe the adjustment to Patriot's operating expenses for $45.1 million related to these costs and expenses is an appropriate pro forma adjustment. It appears you are making an adjustment to the historical financial statements of the registrant. Please refer to Rule 11-02(b)(6) and tell us how this adjustment is factually supportable and directly attributable to the transaction.

Note (c)

23.   Please tell us why you believe the adjustment to Patriot's pension expense is an appropriate pro forma adjustment. It appears you are making an adjustment to the historical financial statements of the registrant. Please refer to Rule 11-02(b)(6) and tell us how this adjustment is factually supportable and directly attributable to the transaction.

Note (d)

24.   Related to adjustment (d), please tell us how the adjustment of general and administrative expenses to reflect reduced expenses of being a stand-alone company complies with Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us how the adjustment is factually supportable and directly attributable to the transaction.

Note (e)

25.   Please tell us why you believe the adjustment for anticipated higher costs of surety bonds and letters of credit is an appropriate pro forma adjustment. Please refer to Rule 11-02(b)(6) and tell us how this adjustment is factually supportable and directly attributable to the transaction.

Note (f)

26.   Please tell us why the reversal of interest expense is an appropriate pro forma adjustment. It appears you are making adjustments to the historical financial statements of the registrant. Please refer to Rule 11-02(b)(6) and tell us how this adjustment is factually supportable and directly attributable to the transaction.

Note (g)

27.   Please refer to Instruction 7 of Rule 11-02(b) and provide an adjustment for tax effects at the statutory rate.

Note (h)

28.   Related to note (h) please provide us your computation of pro-forma basic and diluted earnings per share. In addition, please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because they were not dilutive.

Note (j)

29.   Please tell us how the "expected" cash contribution from Peabody is factually supportable to warrant adjustment in your pro forma information.

Note (l) and Note (m)

30.   Related to note (l) and note (m), please tell us if the adjustments you have made are factually supportable as evidenced by signed contractual agreements. Otherwise, please tell us why you believe they are appropriate pro forma adjustments.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 43

31.   We note your use of certain non-GAAP measures within your document described as "Adjusted EBITDA" and "Segment Adjusted EBITDA." Please tell what measure of profitability is used by your CODM in assessing the performance of your SFAS 131 segment(s).

Summary, page 43

32.   Throughout your discussion in this section and under the "Outlook" section you cite to "geologic issues," "geologic conditions," and "equipment issues" as reasons for certain events. Please specify what you mean by these and the similar terms that you use.

Outlook, page 46

33.   Expand your discussion to address your financial condition and results of operations and prospects for the future. Also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of

your business, and any known trends that are reasonably expected to have a material impact on sales, revenue or income.

For example, we would expect you to address the following items:

- whether you expect that geologic and equipment issues at your mines are likely to continue to impact your results;
- whether your cost of capital, surety bonds, and letters of credit is expected to be higher now that you are a stand alone company;
- whether your selling and administrative expenses are expected to increase once you terminate the Administrative Services Agreement with Peabody,
- whether you expect to continue to have "higher contract miner costs" and if so, why;
- how much of your sales are to China, whose growth rate you cite in the second paragraph, and whether you expect to increase sales there;
- whether you anticipate that a larger percentage of your revenues will be derived from your sales outside of the United States; and
- whether you expect your costs to increase as a result of the union contract that expires on December 31, 2007.

Liquidity and Capital Resources, page 50

34.   Where relevant, please discuss changes in your reserves, including reserves related to lawsuits and audits involving Peabody Energy Corporation and for which Patriot Coal Corporation may share liability.

Quantitative and Qualitative Disclosures About Market Risk, page 54

35.   We note from your pro forma disclosures that you are contemplating or have completed the re-negotiation of a long-term supply agreement to Peabody Energy. Please expand your market risk disclosures to discuss the pertinent terms of this agreement, including whether the terms can be re-negotiated at a later date if market events or circumstances would render the agreement unfavorable to Patriot.

Legal Proceedings, page 75

36.   With regard to the claim by the State of Illinois, describe the relief sought and its estimated cost, and state the amount of the civil penalty.

Mr. Richard M. Whiting
Patriot Coal Corporation
June 14, 2007

Management

Board of Directors, page 83

37. We note that you expect to have a seven member board and that additional directors will be appointed on or after the spin-off. When known, revise to include all necessary corporate governance disclosure pursuant to Item 407(a) of Regulation S-K. For example, identify each independent director, as well as any nominating and corporate governance, audit and compensation committee members who are not independent. See Section V.D of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.

Executive Compensation

Compensation Discussion and Analysis

Executive Compensation Program Objectives, page 88

38. You state that a goal of your executive compensation program is to provide competitive compensation based upon a review of peer companies. You also state that you used benchmark data to determine salaries. Please specifically discuss how you use the information you obtain from your benchmarking to establish compensation. For example, state whether you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of your peer group.

Annual Incentive Plan, page 90

39. We refer you to Instruction 4 to Item 402(b) of Regulation S-K and to Release 33-8732A, Section II.B.2, including footnote 94. Please disclose the specific performance targets for each named executive officer in order to achieve a threshold, target and maximum payout. In this regard we note your reference to "achieving budgeted financial and safety goals" and that maximum incentive payments generally will be received when goals are significantly exceeded. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for the named executive officers to be awarded bonuses based on the undisclosed target. On the same basis, provide comparable disclosure regarding the specific performance metrics for restricted stock units to be awarded each named executive officer, as described at page 91.

Mr. Richard M. Whiting
Patriot Coal Corporation
June 14, 2007

Long-Term Incentives

Restricted Stock Units, page 91

40.   Please describe what securities make up the restricted stock units.

Employment Agreements, page 93

41.   You refer to resignation with "good reason" and "without good reason." Revise to
       clarify whether the former is defined as only resulting from a change of control, as
       some of your disclosure suggests. Also revise to clarify if "without good reason"
       only includes "voluntary termination," as the disclosure at page 94 suggests.

Perquisites, page 92

42.   We note your statement that you do not plan to provide any "significant" perquisites
       to your named executive officers. Please note that Item 402(c)(2)(ix) requires
       disclosure of perquisites if the aggregate amount is $10,000 or more.

Guarantees, page 104

43.   To the extent practicable, quantify the aggregate amount of Patriot-Peabody and
       Peabody-Patriot guarantees that will survive the spin-off.

44.   Please state the amount of the indebtedness that Patriot has jointly and severally
       guaranteed. State explicitly whether it is a condition of the spin-off that Peabody
       obtain the release.

Software License Agreement, page 105

45.   Please state the amount that Patriot is expected to pay Peabody under the Software
       License Agreement.

Description of Our Capital Stock, page 106

46.   Eliminate the suggestion here and elsewhere that your disclosure may be
       incomplete. Instead, ensure that you summarize the material provisions in a
       materially complete manner.

Where You Can Find More Information, page 114

47.   Please update the address you provide for the Commission. It is 100 F St. NE,
       Washington, D.C. 20549.

Combined Financial Statements, page F-1

48.   Please revise to include selected quarterly financial data as required by Item 302 of Regulation S-K.

49.   Please provide the disclosures required by paragraphs 38 and 39 of SFAS 131. Also, if you have aggregated operating segments, please disclose that fact. Refer to paragraph 26 of SFAS 131.

50.   We note your disclosure that indicates the company operates in one segment. Please provide us with a copy of your analysis in support of your conclusion. Please refer to paragraph 17 of SFAS 131.

Note 5. Investment in Joint Ventures, page F-15

51.   We note that the book value of your investment in Dominion Terminal Associates is nil as of December 31, 2006 and December 31, 2005, and you recorded equity in earnings of ($4.968) million for the year ended December 31, 2006. Please clarify if you are recording additional losses as a result of providing further financial support for the investee. In doing so, please reconcile your equity in earnings recorded for the year ended December 31, 2006 and the accrual of your $19.9 million non-current liability as of December 31, 2006.

Engineering Comments

Executive summary, page 1

52. Please note that the common definition for the term "reserve base" includes the aggregate of sub-economic and/or uneconomic coal with economic coal. In addition to replacing the term "reserve base" with the term "proven and probable coal reserves," supplementally certify that no sub-economic coal is included within your reserve estimates in this document.

Risk Factors Relating to Our Business, page 13

53. You indicate in the second paragraph of this section that your supply commitments consist of 95 million tons coal product, which is applicable over the next 11 years and at present 85 % of your 2006 production was committed under these long term agreements. Please disclose, in a table, your future annual coal contracted quantities as compared to your production capacity.

Business, page 62

54. You refer to your reserves related to the mining operations are located in the Appalachia region and Illinois Basin. Please clarify these are proven and/or probable coal reserves here and elsewhere throughout the filing.

Mining Operations, page 65

55. Within your operations table please clarify that the Kanawha Eagle joint venture consists of a mine and preparation plant. For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- The description and capacities of each mine, mining equipment used, and other infrastructure facilities present.

- The present condition of the mine.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any planned expansions or reductions in mining.

  A mine can be defined as all the mines that supply a single preparation plant, if that is applicable.

West Virginia, page 65 and Western Kentucky, page 66

56. Please disclose your preparation plant capacities, actual annual production, and average coal recovery.

Dominion Terminal Associates, page 71

57. Please disclose the annual loading capacity of this terminal and the quantities or tonnage of coal product you ship through this terminal.

Closing Comments

Please amend your filing in response to these comments. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Mr. Richard M. Whiting
Patriot Coal Corporation
June 14, 2007

Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Richard M. Whiting
Patriot Coal Corporation
June 14, 2007

     You may contact John Cannarella at (202) 551-3337 or, in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have any questions on the engineering comments. Please contact Donna Levy at (202) 551-3292, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director

Cc: Dan Holzer, Esq. (by facsimile)
        Rhett Brandon, Esq. (by facsimile)
        J. Cannarella
        K. Schuler
        T. Levenberg
        D. Levy